

SECURI[TIES AND EXCHANGE CO]MMISSION

03053204

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-17349

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prudential-American Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 E. Green Street
(No. and Street)

Pasadena, CA 91106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Batatian (626) 795-5831
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GYL Decauwer, CPAs
(Name — *if individual, state last, first, middle name)*

8577 Haven Ave. Ste 306, Rancho Cucamonga, CA 91730
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Batatian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential-American Securities, Inc., as of June 30, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 26th DAY OF AUGUST 2003
AT PASADENA CALIFORNIA
BY MARK M BATATIAN

PETER BANOS - NOTARY PUBLIC
Notary Public

MARK M. BATATIAN
Signature

PRESIDENT
Title


PETER BANOS
Commission # 1352221
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2003
WASH. D.C.
187
SECTION

Prudential-American Securities, Inc.

REPORT ON EXAMINATION OF
FINANCIAL STATEMENTS

June 30, 2003

GVL Decauwer CPAs & Business Consultants

Prudential-American Securities, Inc.
TABLE OF CONTENTS
June 30, 2003


GYL
Decauwer
Certified Public Accountants
Business Consultant

Dennis E. Decauwer, CPA
John Lerias, CPA
Stephen C. Williams, CPA
Emidio DelConte, CPA

INDEPENDENT AUDITORS' REPORT

Prudential-American Securities, Inc.
Pasadena, California

We have audited the accompanying statement of financial condition of Prudential-American Securities, Inc. as of June 30, 2003, and the related statements of operations and retained earnings, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prudential-American Securities, Inc. at June 30, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GYL Decauwer

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730
909.948.9990
800.644.0696
Fax 909.948.9633
9820 Willow Creek Rd
Suite 240
San Diego
CA 92131
858.653.5999
800.584.4594
Fax 858.653.5960
gyl@gyldecauwer.com
www.gyldecauwer.com


GYL
Decauwer
Certified Public Accountants
Business Consultant

DENNIS E. DECAUWER, CPA
JOHN LERIAS, CPA
STEPHEN C. WILLIAMS, CPA
EMIDIO DELCONTE, CPA

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Prudential-American Securities, Inc.
Pasadena, California

In planning and performing our audit of the financial statements and supplemental schedules of Prudential-American Securities, Inc. (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730
909.948.9990
800.644.0696
Fax 909.948.9633
9820 Willow Creek Rd.
Suite 240
San Diego
CA 92131
858.653.5999
800.584.4594
Fax 858.653.5960
gyld@gyldecauwer.com
www.gyldecauwer.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GYL Decauwer

Rancho Cucamonga, California

July 28, 2003

Exhibit I

Prudential-American Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2003

ASSETS

Current Assets	
Cash	$ 93,772
Investments - trading	195,001
Investment - NASDAQ	16,800
Income tax receivable	17,676
Deferred income tax	4,488
Total Current Assets	327,737
Property and Equipment	
Office furniture & equipment	31,726
less accumulated depreciation	30,535
Net Property and Equipment	1,191
Other Assets	
Due from affiliate	27,000
Total Assets	$ 355,928

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities	
Salaries payable	$ 30,000
Accrued expenses	2,250
Total Current Liabilities	32,250
Other Liabilities	
Deferred taxes	674
Stockholders' Equity	
Common stock, par value $ .50 per share; authorized - 200,000 shares, issued and outstanding - 8,100 shares	4,050
Additional paid-in capital	69,324
Retained earnings (Exhibit II)	249,630
Total Stockholders' Equity	323,004
Total Liabilities and Stockholders' Equity	$ 355,928

The accompanying notes are an integral part of these financial statement

Exhibit II

Prudential-American Securities, Inc.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the year ended June 30, 2003

Revenue	
Commissions	$ 74,318
Net gain on sale of trading securities	31,067
Management fees	460,500
Interest & dividends	1,232
Total Revenue	567,117
Operating Expenses	
Auto	2,300
Bank service charges	1,476
Officers' salaries	102,000
Commissions paid	3,839
Communications	1,963
Contributions	175
Depreciation	1,169
Dues & subscriptions	10,767
Insurance	33,210
Interest	285
Janitorial	4,800
Legal & accounting	7,181
NASD SIPC assessments	2,167
Office salaries	217,058
Office supplies	2,739
Outside services	2,601
Parking	3,445
Postage & insured mail	3,845
Promotion & entertainment	5,309
Quotation service	16,968
Rent - office	48,000
Travel	424
Taxes & licenses	32,362
Utilities	3,686
Total Operating Expenses	507,769
Income Before Taxes	59,348
Income Taxes	31,762
Net Income (Loss)	27,586
Retained Earnings, Beginning	222,044
Retained Earnings, Ending	$ 249,630

The accompanying notes are an integral part of these financial statements

Exhibit III

Prudential-American Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended June 30, 2003

Cash Flows from Operating Activities:	
Net income (loss)	$ 27,586
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	1,169
Deferred income taxes	17,251
(Increase) decrease in prepaid income taxes	(17,676)
(Increase) decrease in investments	(40,438)
Increase (decrease) in salaries payable	(30,000)
Increase (decrease) in accrued expenses	(750)
Increase (decrease) in corporate tax payable	(24,273)
Net Cash Provided (Used) by Operating Activities	(67,131)
Net Increase (Decrease) in Cash	(67,131)
Cash - Beginning	160,903
Cash - Ending	$ 93,772

The accompanying notes are an integral part of these financial statements

Prudential-American Securities, Inc.
For the year ended June 30, 2003

Exhibit IV

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Balance - July 1, 2002	$ 295,418
Net income (loss) for the year ended June 30, 2003 (Exhibit II)	27,586
Balance - June 30, 2003	$ 323,004

Exhibit V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance - July 1, 2002	$ NONE
Activity - July 1, 2001 to June 30, 2003	NONE
Balance - June 30, 2003	$ NONE

The accompanying notes are an integral part of these financial statements

Schedule 1

Prudential-American Securities, Inc.
June 30, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity - Exhibit I	$ 323,004
Deduct:	
Non-allowable assets:	
Due from affiliates	27,000
Fixed assets - net of depreciation	1,191
Income tax receivable	17,676
Investment - NASDAQ	16,800
Other assets	3,914
	66,581
Deduct:	
Haircut on securities	9,681
Net Capital	$ 246,742

RECONCILIATION OF NET CAPITAL

Net Capital Per Focus Report - Part II	$ 240,980
Audit Adjustments:	
Over provision of corporate taxes on income	4,523
Change in non-allowable assets resulting from adjustment	1,239
Net Capital	$ 246,742

The accompanying notes are an integral part of these financial statements

Schedule 2

Prudential-American Securities, Inc.
June 30, 2003

COMPUTATION OF NET CAPITAL REQUIREMENTS

Net Capital Requirement, 6 2/3% of Aggregate Indebtedness	$ 2,151
Minimum Dollar Net Capital Requirement	$ 100,000
Applicable Amount, Larger of Above	$ 100,000
Net Capital in Excess of Minimum Requirement	$ 146,742
Excess Net Capital Over 10% of Aggregate Indebtedness	$ 243,517
Excess Net Capital Over 15% of Aggregate Indebtedness	$ 241,905

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities - Exhibit I	$ 32,250
Drafts for Immediate Credit	NONE
Total aggregate indebtedness	$ 32,250
Percentage of Aggregate Indebtedness to Net Capital	13.07

The accompanying notes are an integral part of these financial statements

GYL DeCauwer CPAs & Business Consultants

Prudential-American Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2003

Note 1. Significant Accounting Policies

The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (SEC) and various exchanges and the National Association of Securities Dealers (NASD). They are located in Pasadena, California and have been in operation since June 27, 1972.

The Company provides research materials and facilities to FIC Financial Center, a related company.

Security transactions, commission income and related expenses are recorded in the accounts on a settlement date basis which is generally three business days after trade date.

Office furniture and equipment over $ 1,000 are recorded at cost and are being depreciated over five to seven years as determined by management utilizing the straight-line and accelerated methods.

Preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Compensated absences have not been accrued as the amount is indeterminable and not expected to be material.

Note 2. Net Capital Requirements

As a member of the National Association of Security Dealers, the Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires that the Company maintain a ratio of aggregate indebtedness to net capital as defined not exceeding 15 to 1. At June 30, 2003, that ratio for the Company was .13 to 1. Net capital as defined amounted to $ 246,742 which exceeds the minimum requirements of $ 100,000.

Note 3. Rent Expense

The Company currently rents its business premises on a month-to-month basis for $ 4,000 per month. The rent is paid to a stockholder.

Minimum future rental payments in excess of one year as of June 30, 2003 are expected to be as follows:

Period ended June 30,	Amount
2004	$ 48,000
2005	48,000
2006	48,000
2007	48,000
2008	48,000
	$ 240,000

Note 4. Other Related Party Transactions

The Company derives all of it's management fee income from FIC Financial Center (FIC), a firm owned by the majority stockholder. The related party owed the Company $ 27,000 as of the balance sheet date.

Certain operating expenses are jointly incurred by the Company and FIC and management allocates the division of these expenses at their discretion.

Note 5. Income Taxes

The components of the income tax provision are as follows:

Current	$ 14,511
Deferred	17,251
	$ 31,762

Note 6. Investments - Trading

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trading Securities	$ 64,540	$ -0-	$ -0-	$ 64,540
Money Funds	130,461	-0-	-0-	130,461
	195,001	-0-	-0-	195,001
NASDAQ Stock	16,800	-0-	-0-	16,800
	$ 211,801	$ -0-	$ -0-	$ 211,801

Note 7. Concentration of Credit Risk

The Company maintains its cash balances at Bank of America. Accounts are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At June 30, 2003, the Company's uninsured balance is $ -0-.

Note 8. Line-of-Credit

The Company has a line-of-credit with Bank of America to borrow up to $ 98,000. There was no amount drawn as of the balance sheet date.